Exhibit (a)(5)(B)

Media Relations Contact:

Eric DeRitis, (408) 658-1561

eric.deritis@seagate.com

SEAGATE COMPLETES ACQUISITION OF DOT HILL SYSTEMS

CUPERTINO, CA — October 6, 2015 — Seagate Technology plc (NASDAQ: STX), a world leader in storage solutions, today announced it has completed its previously announced acquisition of Dot Hill Systems Corp. (NASDAQ: HILL), a trusted supplier of innovative software and hardware storage systems.

Under the terms of the definitive agreement signed between Seagate and Dot Hill, an indirect wholly owned subsidiary of Seagate commenced a tender offer for all of the outstanding shares of Dot Hill in an all-cash transaction valued at $9.75 per share, or a total of approximately $696 million on a fully-diluted equity value basis.

The tender offer and the second step merger contemplated by Seagate’s definitive agreement with Dot Hill were completed on October 6, 2015. As a result, Dot Hill has become an indirect wholly owned subsidiary of Seagate and will no longer be listed for trading on the NASDAQ Global Market.

About Seagate Technology

Seagate creates space for the human experience by innovating how data is stored, shared and used. Learn more at www.Seagate.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on information available to Seagate as of the date of this press release. Current expectations, forecasts and assumptions involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those anticipated by these forward-looking statements. Such risks, uncertainties, and other factors may be beyond Seagate’s control. In particular, such statements include anticipated benefits of the Dot Hill acquisition and Seagate’s expectation that the Dot Hill acquisition will be accretive to non-GAAP earnings. The following factors, among others, could cause actual results to vary from the forward-looking statements: the ability to achieve anticipated benefits and savings, risks related to disruption of management’s attention due to integration matters following the consummation of the merger, operating results and businesses generally, the outcome of any legal proceedings related to the proposed merger and the general risk associated with the respective businesses of Seagate, including the general volatility of the capital markets, terms and deployment of capital, volatility of Seagate share prices, changes in the data storage industry, interest rates or the general economy, underperformance of Seagate’s assets and investments and decreased ability to raise funds and the degree and nature of Seagate’s and Dot Hill’s competition. Additional information concerning risks, uncertainties and other factors that could cause results to differ materially from those projected in the forward-looking statements is contained in Seagate’s Report on Form 10-K filed with the U.S. Securities and Exchange Commission on August 12, 2015, the “Risk Factors” section of which is incorporated into this document by reference and other documents filed with or furnished to the Securities and Exchange Commission. These forward-looking statements should not be relied upon as representing Seagate’s views as of any subsequent date and Seagate undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made.